Exhibit (a)(5)(B)

[Form of Email to Unitholders]

Dear Fund VI investors,

Kyle O’Neill, a member of the TCW Direct Lending investment team, joined TCW in 2013 with the acquisition of the Special Situations Funds Group from Regiment Capital Advisors, LP. Prior to that, he had been with Regiment since 2005. He is involved in the origination, due diligence review, structuring, execution, and monitoring of TCW’s direct lending investments.

Recently, Mr. O’Neill has devoted a substantial portion of his time and advisory attention to one of the portfolio companies that the Direct Lending team advises, specifically in response to the needs of that company. We anticipate his attention to that portfolio company will continue to increase and, in the near future, it may be determined that it is in the best interest of the portfolio company and the Direct Lending funds for Mr. O’Neill to become a full-time employee of the portfolio company.

We wanted to provide this information regarding a potential change in our investment personnel, in the interest of full transparency, although no definitive decision has been reached at this time. As always, Rick, Jim and the TCW Direct Lending investment team will be available to answer any questions. We thank you for your continuing investment in and support of the TCW Direct Lending business.

Sincerely,

TCW Asset Management Company